Play LA Inc. Announces Advertising Agreement with William Hill

TORTOLA, British Virgin Islands – May 25th, 2010 – (MarketWire)   Play LA Inc. (OTCBB: PLLAF) ("the Company"), announces that it has entered into an advertising agreement with William Hill, one of the UK’s most recognized bookmakers, in a deal valued at over £128,500.

The agreement provides extensive branding and ad placements for William Hill across www.BettingChoice.co.uk, www.Opciondeapuestas.com, and www.Daswettangebot.com, the Company’s websites for English, Spanish and German sports fans, throughout 2010. David Hallonquist, the Company’s CEO states, “This advertising agreement is our largest to date, in terms of value. In addition to the paid placements, we will continue to earn commissions on the traffic we send to William Hill. Based on our 2009 earnings with William Hill, the combined value of this year’s business could exceed US $250,000.”

As part of the agreement, Play LA Inc. is required to send William Hill a minimum number of new players during the term of the agreement. William Hill is one of twenty-five bookmakers that the Company promotes throughout its websites.

About Play LA Inc. ( www.playlainc.com )

Play LA Inc. is an international online publishing company that owns and operates a global network of multi-language websites.  The Company currently owns and operates 19 websites that reach hundreds of thousands of people across the UK and Europe each month, who are specifically looking for the unique sports news, advice and tournament information published throughout Play LA’s websites for the Sports, Casino Games and the Poker industry.

Forward-Looking Statements:

This press release includes forward-looking statements as determined by the U.S. Securities and Exchange Commission (the "SEC"). All statements, other than statements of historical facts, included in this press release that address activities, events, or developments that the Company believes or anticipates will or may occur in the future are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The Company does not intend (and is not obligated) to update publicly any forward-looking statements. The contents of this press release should be considered in conjunction with the warnings and cautionary statements contained in the Company's recent filings with the SEC.

All interested parties are encouraged to sign up on the company’s web site to receive future corporate updates and news releases.

Company Contact:

David Joseph

davidplayla@gmail.com

604-569-1801

Play LA Inc.

www.playlainc.com

246-431-0493